[ICAD, INC. LETTERHEAD]

October 13, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mara L. Ransom., Esq., Special Counsel

Re:	iCAD, Inc.
Schedule TO-I filed September 22, 2006
File No. 5-37722

Dear Ms. Ransom:

iCAD, Inc. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Schedule TO-I and any related exhibits (collectively, the “Filings”), (b) Staff comments or changes to disclosure in response to Staff comments in the Filings reviewed do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

iCAD, INC.

By: /s/ Kenneth Ferry
Name: Kenneth Ferry
Title: President and CEO